Contact

renji@immersed.com

www.linkedin.com/in/renjibijoy
(LinkedIn)

Top Skills

Python

C#

Swift

Certifications

Startup School Online

Venture Deals

AngularJS: "shaping-up-with-angular-js"

Honors-Awards

Dean's List

National Society of College Scholars Award

Renji Bijoy

Founder @ Immersed ($12M raised), Forbes 30 Under 30 (2021), Techstars 2017 Grad , Georgia Tech A.I. PhD Drop-out , Emory Alum
Austin, Texas, United States

Summary

I am nothing without the Lord, Jesus. I am defined by His purpose for me. He will lead me wherever He needs me to be, and I will gladly follow.

Instagram: https://instagram.com/renji.bijoy
Twitter: https://twitter.com/renjibijoy
Forbes 30 Under 30: forbes.com/30-under-30/2021/consumer-technology/

Experience

Immersed [Techstars '17]
Founder & CEO/CTO
January 2017 - Present (6 years 8 months)
Austin, Texas Area

Immersed is partnered with AR/VR tech giants to build Virtual Offices with users working 40-50hrs every week in Mixed Reality!
Now the #1 Spatial Computing productivity application on the planet!

$12M raised to date, and now we're hiring!: https://angel.co/immersed/jobs

Responsibilities:
► All things "GROWTH"
► Product/Software Architecting
► Hiring the world's best team
► Vision-Casting
► Fundraising

Firehose Project
Engineering Mentor (former side-gig)
April 2016 - August 2017 (1 year 5 months)

Periodically mentoring top engineers from around the world to ivy-league students here in the US to help them become extremely successful in the tech world.

Responsibilities:

► Give career advice and guidance for their desire to pursue entrepreneurship, job-seeking, or freelancing.

► Answer any software-related questions, and teach new software-engineering concepts where necessary.

► Pair-programming with them in order to help them overcome certain obstacles that may prevent them from building high-quality software.

Viking Education
Engineering Mentor (former side-gig)
August 2016 - February 2017 (7 months)

Mentoring people from all walks of life in order to provide important perspective by giving talks, real-world advice, and direct feedback on their capstone software projects.

Viking Code school is an immersive online software engineering and job placement program. We train the best potential software engineers from around the country for the jobs that need them today.

Tin Roof Software
Lead Architect (Ruby on Rails)
September 2015 - May 2016 (9 months)
Greater Atlanta Area

Architecting, developing, growth-hacking, and supporting CNN's social video effort, called GreatBigStory.com, using the following technologies:

► Ruby on Rails, RSpec, Rubocop

► ReactJs, Jasmine

► Amazon Web Services, CodeClimate, CircleCI

CareerBuilder
Software Engineer
November 2014 - August 2015 (10 months)
Norcross, GA

API & Authentication Development Team

As a mid-level engineer on the team, I helped architect the replacement of the API authentication and authorization portion of our older legacy software (which supported Careerbuilder.com, that has ~20 million unique users/day worldwide), using the following technologies:

► Ruby, Nginx, Lua, RSpec, RubyCritic

► ASP.NET, ASP.NET AJAX, VB.NET, C#.NET

► Amazon Web Services

► Microsoft SQL Server

► Windows Server 2012, IIS 7, Jenkins

NCR Corporation
Software Engineer
January 2014 - November 2014 (11 months)
Greater Atlanta Area

Responsibilities:

► developing software on behalf of our Fortune 500 company in teams for our new Aloha Online Ordering features at the request of many of our major customers, such as Wendy's, Buffalo Wild Wings, Chipotle, Potbelly, and Chick-Fil-A, using Agile Methodologies and Visual Studio, coding with ASP.NET MVC (C#, HTML5, CSS3, SQL, XML, JavaScript, JSON, AJAX, JQuery, etc.)

► meet with scrum-master, product owner, developers, and QA on the team in order to strategize a plan in order to release software for each sprint

► meet with developers and managers from other teams in order to delegate appropriate tasks to each team in order to make larger tasks more manageable

► set 6-12 month goals to take practical steps towards becoming a software architect in order to make plans to contribute to the company on a much larger scale

► write testing automation code (FitNesse & unit testing) in order to make sure that our earlier-written code does not break as new features are being developed

► code review with other developers in order to make sure that committed code is clean and optimized

———

Education

Georgia Institute of Technology
Master of Science (M.S.), Computer Science · (2014 - 2016)

Reformed Theological Seminary
Master's degree, Biblical Studies · (November 2021 - May 2025)

Emory University

Bachelor of Science (B.S.), Mathematics & Computer Science; Pre-Med

Udacity

Engineer's Degree, Self-Driving Car Engineer Nanodegree

Program · (2016 - 2017)